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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period November 18, 2004

SANPAOLO IMI S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
Date: November 18, 2004	By:	/s/ GIORGIO SPRIANO
	Name:	Giorgio Spriano
	Title:	Head of Company Secretariat

        Turin, 18 November 2004—Following rumours in the press, Sanpaolo IMI has stated that it is in its regular policy to keep relationship with other groups to consider possible developments of common interest. In this context, there are also preliminary contacts under way with the Dexia group, covered by the usual confidentiality agreements.

INVESTOR RELATIONS

investor.relations@sanpaoloimi.com—Telefax 011/555298
 Dean Quinn (011/5552593)
 Damiano Accattoli (011/5553590)
 Alessia Allemani (011/5556147)
 Anna Monticelli (011/5552526)

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SIGNATURES
INVESTOR RELATIONS